January 30, 2014

United States Securities and Exchange Commission
Attn:  Mr. Jarrett Torno
Staff Accountant
Washington, DC 20549

Re:      E-Waste Systems, Inc.
Amendment No. 2 to Item 4.02 Form 8-K
Filed January 22, 2014
Amendment No. 1 to Item 4.02 Form 8-K
Filed January 22, 2014
File No. 000-54657

Dear Mr. Torno:

We are in receipt of your comment letter dated January 27, 2014 and would like to respond to those comments in the same format as they were presented to us in the comment letter.  The responses to your comments are based on information received from our auditors and the entire management team of E-Waste Systems, Inc.  The company is responsible for the adequacy and
Accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

General

1.     We note your response dated January 24, 2014 to comment 6 of our letter dated January 7, 2014. You state in the introductory paragraph of the letter that “[t]he company understands that it is responsible for the adequacy and accuracy of the disclosure in the upcoming amended filing.” The representations in our comment did not relate solely to upcoming amended filings, rather the filings upon which we commented, including the original filings prior to any amendments. To convey your understanding of this matter, in your response to this comment letter, please provide a written statement from the company using the exact language that we previously requested, i.e.:

In response to this, the Company’s answer is:  We have read and understood the instructions in your comment letter and as such the Company hereby affirms that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

OTCQB:  EWSI <101 First St #493, Los Altos, CA  94022< www.ewastesystems.com < 145-157 St John St, London EC1V 4LB

United States Securities and Exchange Commission
Attn:  Mr. Jarrett Torno
Staff Accountant
January 30, 2014

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 4.02 Forms 8-K/A filed January 22, 2014

2.
With respect to the amended Item 4.02 Form 8-K filed January 22, 2014 related to your Form 10-Q for the quarterly period ended March 31, 2013, please amend to specifically disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to Item 4.02(b)(4) of Form 8-K.

In response to this, the Company’s answer is:  The Board of Directors, in the absence of an audit committee, as well as our corporate attorney and other officers of the Company held several discussions with our independent auditor regarding the matters disclosed in the filing pursuant to Item 4.02(b)(f) of Form 8-K in order to make certain the entire matter was understood by all.

3.
With respect to the amended Item 4.02 Form 8-K filed January 22, 2014 related to your Form 10-Q for the quarterly period ended June 30, 2013, we note several inconsistencies. For example, you disclose in the explanatory note that the amendment relates to the 8-K filed November 19, 2013. It is our understanding that the 8-K filed November 19, 2013 related to your Form 10-Q for the quarterly period ended March 31, 2013. We also note in the third paragraph of the text within Item 4.02 that your auditor notified you of its non-reliance determination on November 16, 2013. However, you did not file an amended Form 10-Q subsequent to this date. Please amend your filing to remove inconsistencies, clearly state which filing the Item 4.02 Form 8 -K relates to and provide all information required by Item 4.02 of Form 8-K.

In response to this, the Company’s answer is:  We will file an amended 8K to clear up the inconsistencies that appear in the January 22, 2014 filing of Form 8-K Item 4.02 whereas they relate to the second quarter 2013 Form 10-Q.   In addition, we confirm that the 8-K filed on November 19, 2013 does relate to the Form10-Q for the quarterly period ended March 31, 2013.   The third paragraph of the text within Item 4.02 wherein we state that our auditor notified the company of its non-reliance determination on November 16, 2013, does relate to the period ended March 31, 2013 and that amendment to the Form 10-Q for the period ended March 31, 2013 was filed on November 19, 2013 immediately after the filing of the Form 8-K.  We will file an amended Form 8-K to clarify this matter.

Sincerely,

/s/  N. Martin Nielson
      N. Martin Nielson
      Chief Executive Officer
      Chief Financial Officer

OTCQB:  EWSI <101 First St #493, Los Altos, CA  94022< www.ewastesystems.com < 145-157 St John St, London EC1V 4LB